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                              August 24, 2023

       Pierre Schurmann
       Chief Executive Officer
       Nvni Group Ltd
       P.O. Box 10008, Willow House, Cricket Square
       Grand Cayman, Cayman Islands KY1-1001

                                                        Re: Nvni Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed August 11,
2023
                                                            File No. 333-272688

       Dear Pierre Schurmann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       New Nuvini Earnout Shares, page 26

   1. We note your revised disclosures throughout the filing in response to prior comment 2, which appear to discuss
the August 2, 2023 amendments that deferred certain payment
                                                        dates in the respective
agreements. However, the chart provided in the response reflects activity that occurred
subsequent to year end. To the extent these transactions are material to the amounts accrued
as of December 31, 2022, please revise to disclose this activity both in the forepart of
the filing and in the subsequent events footnote. In this regard, footnote (7) of the
chart appears to indicate that payment was made in shares for such amounts after year end.
Revise to disclose these subsequent payments and the impact they
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre  Schurmann
             Ltd
Comapany
August  24, NameNvni
            2023      Group Ltd
August
Page  2 24, 2023 Page 2
FirstName LastName
         have on the scheduled payments currently disclosed for each acquisition. Further, disclose the impact of the Leadlovers Correction described in footnote
(6) and the impact
         that has on the amounts owed.
2. With regards to the Leadlovers Correction, footnote (6) in your response indicates that the earnout calculation should reflect two Leadlovers partners but it was understated by only reflecting one partner in the calculation. The R$40,627 that you previously disclosed, and revised in this amendment, appears to represent 50% of the Leadlover current and non-
         current deferred consideration at December 31, 2021. Explain further how this change relates to the fact that the earnout calculation was understated because it did not reflect the correct number of Leadlover partners. Also, clarify why this did not impact the liability balance. Further, to the extent the earnout calculation was incorrectly calculated by using only one and not two partners, tell us why the revised disclosures reflect a reduction to the amount owed. In addition, the correction in the chart provided in your response totals approximately R$18 million while the change in the amount disclosed on page F-79 appears to be approximately R$8.5 million. Please explain or revise as necessary.
The Business Combination
Ownership of New Nuvini, page 147

3. Please disclose the level of redemptions above which the minimum cash condition would not be satisfied. Clarify that to in order to proceed with the business combination with redemptions above that level you would need to waive the minimum cash condition.
Unaudited Pro forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Earnings (loss) per share, page 215

4. You state in your response to prior comment 6 that the subscription rights and contingent consideration are excluded from pro forma EPS calculations as they are anti-dilutive.
         Please explain further why such shares are excluded from pro forma basic loss per share.
         To the extent the shares are excluded because certain time-based and performance-based conditions have not been met for the contingent consideration arrangements as your response seems to indicate, or the shares have certain exercise provisions as your disclosures on page F-99 appear to indicate, then revise to clarify as such. Further, adjustment (e) indicates that the contingent consideration will be settled in shares upon consummation of the Business Consummation, which does not appear to be consistent with your response. Please revise.
Nuvini S.A. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators, page 241

5. Similar to our prior comment 7, please tell us why you do not use the IFRS measure of net revenue in calculating the recurrence percentage measure and specifically address how
 Pierre Schurmann
Nvni Group Ltd
August 24, 2023
Page 3
         you considered whether    gross revenue    used in such calculation
represents a tailored
         accounting principle. In your response, clarify whether the recurring revenue amount used in such calculation is based on gross or net revenue, and revise as necessary. Refer to Question 100.04 of the non-GAAP C&DIs.
Comparison of Fiscal Years Ended December 31, 2022 and 2021
Net operating revenue, page 250

6. We note your revised disclosures in response to prior comment 9. While we acknowledge that fiscal 2022 includes a full year of revenue compared to a partial year for fiscal 2021 for all of your acquisitions with the exception of Effecti, based on the supplemental information provide in your response, it appears that certain acquisitions had a more positive impact on your year-over-year revenue growth while the revenue for other acquisitions decreased from fiscal 2021 to 2022 despite the fact that fiscal 2022 included a full year of revenue. Please revise to include a quantified discussion for each of the acquisitions that contributed positively to your revenue growth along with a discussion of the offsetting impact from those acquisitions that had negative growth during the period. Similar revisions should be made to the various expense discussions, where possible.
General and administrative, page 252

7. Your revised disclosure in response to prior comment 9 indicates that the decrease in general and administrative expense relates to a full year of expenses in fiscal 2022 from companies acquired in fiscal 2021. Please further revise to explain why a full year of activity from these companies would result in less expense compared to a period with less than a full year of activity or provide additional information that would explain such decrease.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021
Note 20. Net operating revenue, page F-103

8. We note your response to prior comment 12. Please revise your disclosure to state that the
FirstName LastNamePierre Schurmann
       measure is included to satisfy a Brazilian statutory disclosure requirement to provide a
Comapany    NameNvnibetween
       reconciliation  Group Ltd
                              revenue to taxable gross revenue. Refer to IAS 1,
paragraph
August112(c).
        24, 2023 Page 3
FirstName LastName
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre  Schurmann
             Ltd
Comapany
August  24, NameNvni
            2023      Group Ltd
August
Page  4 24, 2023 Page 4
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Edward S. Best